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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 5)*



                      The Langer Biomechanics Group, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                         Common Stock, $.02 Par Value
________________________________________________________________________________
                         (Title of Class of Securities)


                                   515707107
        _______________________________________________________________
                                (CUSIP Number)

Douglas T. Granat, 155 Pfingsten, Suite 360 Deerfield, IL  60015 (847) 405-9700
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 18, 1996
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 515707107                                      PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Trigran Investments L.P.
      36-3778244
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Illinois

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    See Item 5(b)
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    See Item 5(b)

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    See Item 5(b)
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   See Item 5(b)

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      493,453
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 515707107                                      PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kenneth Granat
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          See Item 5(b)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             See Item 5(b)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          See Item 5(b)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          See Item 5(b)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      53,333
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 515707107                                      PAGE 4 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Granat Family Limited Partnership
      36-3995726
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          See Item 5(b)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             See Item 5(b)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          See Item 5(b)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          See Item 5(b)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      30,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                AMENDMENT NO. 5
                                      TO
                                 SCHEDULE 13D

Item 1              Security and Issuer
------              -------------------

                    Common Stock, par value $.02 per share

                    The Langer Biomechanics Group, Inc. (the "Issuer") 450 Commack Road
                    Deer Park, NY 11729

     Except as expressly stated below, there have been no material changes in the facts and statements set forth in Schedule 13D, filed April 17, 1993, as amended by Amendment No. 1, filed February 8, 1995, as amended by Amendment No. 2, filed June 7, 1995, as amended by Amendment No. 3, filed October 26, 1995, and as amended by Amendment No. 4, filed April 9, 1996, with respect to the Common Stock, par value $.02 per share, of The Langer Biomechanics Group, Inc. (Where no material change has occurred with respect to items 2-8, inclusive, or a part thereof, of the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, such particular item or respective part thereof is omitted from this Amendment No. 5.)

     Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, together with this Amendment No. 5, is sometimes referred to herein as Schedule 13D, as amended.

Item 5              Interest in the Securities of the Issuer
------              ----------------------------------------

                    (a) The aggregate number and percentage of the common stock (including options to purchase common stock) of the Issuer beneficially owned by the Reporting Persons as of the date of this filing is 576,786 shares or 22.4% as follows:

                            % of Class of
                         Shares Beneficially              Securities Identified
    Person               Owned as of 1/1/97                     in Item 1
    ------               -------------------                    ---------
     1                         493,453                            19.1%
     2                          53,333                             2.1%
     3                          30,000                             1.2%

                    (b) Person 1, through its general partner, Trigran Investments, Inc., has sole power to vote and sole power to dispose of the securities listed in (a) above for person 1.

                    Each of Douglas Granat, Kenneth Granat and Lawrence Oberman, as officers of the general partner of Person 1, have shared power to vote and shared power to dispose of the securities listed in (a) above for person 1.

                    Person 2 has sole power to vote and sole power to dispose of the securities listed in (a) above for Persons 2 and 3.

                    (c) Since October 18, 1996, the Persons filing this Schedule 13D, as amended, have acquired the following shares of Common Stock:

                              Amount of Securities
            Date of                 Acquired/          Price per       Trans-
Person      Transaction            (Disposed)            Share         action
------      -----------       --------------------     ---------       ------

1            12/18/96                30,500              1.61         Open
                                                                      Market
                                                                      Purchase

1            12/19/96                15,000              1.66         Open
                                                                      Market
                                                                      Purchase

1            12/20/96                10,000              1.66         Open
                                                                      Market
                                                                      Purchase

1            12/24/96                 1,000              1.68         Open
                                                                      Market
                                                                      Purchase

1            12/31/96                 2,000              1.61         Open
                                                                      Market
                                                                      Purchase


Note 1: Person 2 was granted options to purchase 40,000 shares of Common Stock under Issuer's Plan on September 13, 1995. Options to purchase 28,333 shares of Common Stock are currently exercisable or will be exercisable within the next sixty days.

Signature
---------


  After reasonable inquiry and to the best of the undersigned's knowledge, the undersigned certify that the information set forth in this statement is true, complete and correct.

January _____, 1997


                                  TRIGRAN INVESTMENTS, L.P., an Illinois
                                  limited partnership

                                  By: Trigran Investments, Inc., general partner


                                       By: /s/ Douglas Granat
                                          --------------------------------------
                                          Douglas Granat, President

                                          /s/ Kenneth Granat
                                          --------------------------------------
                                          Kenneth Granat


                                      THE GRANAT FAMILY LIMITED PARTNERSHIP,
                                      an Illinois limited partnership

                                       By: /s/ Kenneth Granat
                                           -------------------------------------
                                           Kenneth Granat, General Partner